Exhibit 99.17

PRESS RELEASE

Germany: TotalEnergies Pursues Its Integrated Power Strategy

by Acquiring Renewable Energy Aggregator Quadra Energy

Paris, October 26, 2023 – TotalEnergies has signed agreements with the Aloys Wobben Foundation (AWS) to acquire the entire share capital of the German company Quadra Energy. Founded in 2012 and boasting a “virtual power plant” totaling 9 GW, Quadra Energy is one of the top 3 aggregators of renewable electricity production in Germany – the largest power market in Europe with the highest renewable growth.

Specializing in the aggregation of renewable electricity, Quadra Energy purchased production from around 5,000 wind and solar power plants in 2022, and then resold 14 TWh on wholesale markets and to German resellers and customers. Quadra Energy has also developed since 2021 a portfolio of medium-term contracts for the purchase of 2 TWh of renewable power and their sale through corporate PPAs.

This acquisition, which is subject to approval by the relevant authorities, will enable TotalEnergies to further strengthen its integrated power business in Germany. TotalEnergies will leverage the extensive expertise of Quadra Energy’s 40 staff members, as well as its innovative weather-forecasting platform. These assets will also enable the Company to strengthen its trading capacity on the intraday markets and to broaden its marketing activities to offer its German customers competitive corporate PPAs and clean firm power. Finally, Quadra Energy’s in-depth knowledge of local renewable developers will also make it easier for TotalEnergies to develop its own renewable production capacity in the country, following its successful bid for a 3 GW offshore wind concession in July.

"We are pleased with the acquisition of Quadra Energy, and I would like to welcome their teams, who will be an essential component of our presence in Germany’s electricity market,” said Stéphane Michel, President Gas, Renewables & Power at TotalEnergies. "This agreement will enable us to speed up the development of our Integrated Power activities in the country – whose electricity market has particularly attractive fundamentals – in both production, trading, aggregation and marketing of Corporate PPA and clean firm power. This acquisition thus contributes positively to our profitability target of 12 % ROACE by 2028 for this business segment."

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TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. In 2022, TotalEnergies generated more than 33 TWh of electricity, and had a gross renewable electricity generation installed capacity of 17 GW. TotalEnergies will continue to expand this business to grow its power generation to more than 100 TWh by 2030, with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).